

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 17, 2016

William J. Rouhana, Jr.
Executive Chairman
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, Connecticut 06807

> **Re: Chicken Soup for the Soul Entertainment, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Filed September 21, 2016**
> **File No. 367-00057**

Dear Mr. Rouhan:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears you may intend to conduct the offering on a continuous basis. To the extent you intend to conduct a continuous offering, please revise your disclosure to clarify that the offering will commence within two calendar days after the qualification date. Please refer to Securities Act Rule 251(d)(3)(i)(F).

2. Please disclose in the offering circular that any purchases in this offering by your officers, directors, and existing stockholders will be conducted in compliance with Regulation M. We note the statement that "[yo]ur officers, directors and existing stockholders shall be entitled to purchase shares in the offering." Please refer to Rules 101 and 102 of Regulation M.

<u>Cover Page</u>

   3.   Please tell us why you have included as part of the offering an option to sell Additional Shares, rather than including these as part of the primary shares.

<u>Exhibits</u>

   4.   Please file an opinion of counsel as to the legality of the securities covered by the offering statement. In addition please file your escrow agreement discussed on the cover page, your form of subscription agreement, and your credit agreement as exhibits. Alternatively please tell us why this is not required. Refer to Item 17 of Form 1-A.

      Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jeffrey M. Gallant
        Graubard Miller